Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the seven-month period ended July 31, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the seven-month period ended July 31, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jul'21	Jul'20
Total loans			23,120,252	23,518,664
Total assets			34,618,772	37,989,607

Deposits and other demand liabilities			6,689,740	5,426,502
Time deposits and other time liabilities			10,198,885	12,732,830
Interbank borrowings			4,502,224	4,483,243
Debt instruments issued			6,216,322	6,204,360

Equity			2,395,603	2,574,717
Total equity attributable to equity holders of the bank			2,325,857	2,498,804
Non-controlling interest			69,746	75,913

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$ million	7M'21	7M'20	7M'21	7M'20
Net operating profit before provision for loan losses	730,366	642,264	683,397	632,791
Provisions for loan losses[3]	(89,523)	(209,746)	(78,467)	(206,290)
Total operating expenses	(394,856)	(1,217,000)	(394,856)	(408,153)
Operating income (loss)	245,987	(784,482)	210,074	18,348
Income from investments in companies	439	1,344	439	1,344
Operating income before income taxes	246,426	(783,138)	210,513	19,692
Income taxes	(68,648)	36,842	(32,735)	8,313
Consolidated income for the period	177,778	(746,296)	177,778	28,005

Net income attributable to holders of the Bank	176,186	(737,245)	176,186	26,779
Non-controlling interest	1,592	(9,051)	1,592	1,226

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 -For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 7M'20.

3 -Includes Ch$7.0 billion of additional provisions established during the 7M period ended July 31, 2021 ($34.5 billion during the 7M period ended July 31, 2020).

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer